

March 10, 2011

John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re:    Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response Letter Dated February 22, 2011**
> **File No. 000-23530**

Dear Mr. Corp:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

1.  We have considered your response to comment one in our letter dated January 21, 2011 and note the proposed changes you provided for our review do not appear to contain the following, which we would expect to be part of your 2009 Form 10-K amendment:

    - Note 15 – Supplementary Information on Oil and Gas Producing Activities:
        - Discussion that describes the removal of the PUDs booked in 2009 and the related impact to the financial statements, if any;
        - Revised table of estimated quantities of proved oil and gas reserves within; and

- Exhibit 99.1 - Revised third party engineer report.

  Please ensure your amendment includes the above as well as the items you have previously agreed to revise in your response to our prior letters.

2.    It is unclear to us the basis for your assertion in your response to comment one that "Removing these proved undeveloped reserves did not change our depletion or impairment expense for the year."  In this regard, we note the following:

- ASC 932-360-35-6 requires that depletion for capitalized acquisition costs be calculated based on total estimated units of proved oil and gas reserves.  Please clarify why a decrease in your total estimated units of proved oil and gas reserves did not result in a change to your depletion expense; and

- It appears your revised Standardized Measure at December 31, 2009 of $12.8 million is significantly less than your total net capitalized costs of $22.3 million.  Please describe to us in detail the basis for your conclusion that removal of the proved undeveloped reserves did not impact your impairment conclusion.

3.    It appears from your response that you do not intend to report any change to your proved or unproved capitalized costs in conjunction with the elimination of your PUDs at December 31, 2009.  Please clarify why your capitalized proved and unproved property balances as of December 31, 2009 do not appear to be impacted by the removal of these PUDs.

Closing Comments

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief